DAVIS LEGAL ADVISORS since 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

05010643

August 11, 2005

file number: 50237-00001

SEC MAIL PROCESSING RECEIVED AUG 19 2005 WASH, D.C. 199 SECTION

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per: *[signature]*

Donna L. Ornstein
Legal Assistant

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

DLO/ram
Encls.

dlw 8/23

Exemption No. 82-3779

August 11, 2005

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	August 3, 2005
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Annual Audited Financial Statements for financial period ended April 30, 2005, MD&A & Certificate of CEO and CFO, filed August 3, 2005

Document Name or Information			Documents Filed
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Annual Audited Financial Statements for financial period ended April 30, 2005, MD&A & Certificate of CEO and CFO, filed August 3, 2005
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	August 5, 2005
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable

Document Name or Information		Documents Filed
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) charter documents	
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	
	(iii) any securityholder rights plans or similar plans	(iii) Stock Option Plan
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Annual Audited Financial Statements for financial period ended April 30, 2005, MD&A & Certificate of CEO and CFO, filed August 3, 2005
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	August 5, 2005
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid	Not Applicable

Document Name or Information		Documents Filed
	Circular	
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Annual Audited Financial Statements for financial period ended April 30, 2005, MD&A & Certificate of CEO and CFO, filed August 3, 2005
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and	Not Applicable

Document Name or Information		Documents Filed
	Information Circular	
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL COMPANY

FORM 35
BUSINESS CORPORATIONS ACT
Section 380

Filed Date and Time: **August 3, 2005 09:48 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED
2800 666 BURRARD ST.
VANCOUVER BC V6C2Z7

REGISTRATION NUMBER IN BC
A0012635

REGISTRATION DATE IN BC
July 29, 1976

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF REGISTRATION IN BC)
July 29, 2005

FOREIGN JURISDICTION INFORMATION

EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

YUKON TERRITORY

DATE OF INCORPORATION, CONTINUATION, AMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

May 28, 1968

IDENTIFYING NUMBER IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

28530

GTECH INTERNATIONAL RESOURCES LIMITED

c/o Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria 3065 Australia
Telephone: (613) 9415 1135 Fax: (613) 9417 2987

August 3, 2005

TO: British Columbia Securities Commissions
Alberta Securities Commission
Yukon Registrar of Securities
TSX Venture Exchange

Dear Sirs:

Re: Gtech International Resources Limited (the "Company")

We confirm that the following material was sent by pre-paid mail on 3 August, 2005 to the persons on the Company's Financial Statement Request List prepared in accordance with section 4.6 of National Instrument 51-102, Continuous Disclosure:

1. Annual Audited Financial Statements for the financial year ended April 30, 2005; and

2. Management's Discussion and Analysis for the financial year ended April 30, 2005.

Yours sincerely,

GTECH INTERNATIONAL RESOURCES LIMITED

"*Thomas G. Howitt*"
President

Exemption No. 82-377

Gtech International Resources Limited

Financial Statements

April 30, 2005
and
April 30, 2004

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2005 and 2004, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DeVisser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 13, 2005

Gtech International Resources Limited
Statements of Operations and Deficit

For the years ended April 30,	2005	2004
	$	$
Revenue		
Interest	9,496	6,036
Gain on sale of securities	-	162,798
	9,496	168,834
Expenses		
Audit and legal	14,843	13,578
Office, stock exchange fees and shareholder communications	17,824	15,135
	32,667	28,713
Net income (loss) for the year	(23,171)	140,121
Deficit, beginning of year	(4,315,209)	(4,455,330)
Deficit, end of year	(4,338,380)	(4,315,209)
Weighted average common shares	5,043,539	4,977,700
Earnings (loss) per share (note 7)	(0.004)	0.03

See notes to financial statements

Gtech International Resources Limited
Balance Sheets

As at April 30,	2005	2004
Assets		
Current		
Cash	$ 518,486	$ 508,469
Amounts receivable	-	269
	$ 518,486	$508,738
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 4,456	$ 3,237
Shareholders' Equity		
Share capital (note 4)	4,852,410	4,820,710
Deficit	(4,337,746)	(4,315,209)
	514,030	505,501
	$518,486	$508,738

Approved by the Directors

(Signed) "*Dr. Mervyn Jacobson*"

(Signed) "*Ian A. Dennis*"

See notes to financial statements

Gtech International Resources Limited
Statements of Cash Flows

For the year ended April 30,	2005	2004
	$	$
Cash provided by (used in)		
Operating activities		
Net (loss) profit for the year	(23,171)	140,121
Items not affecting cash:		
(Gain) Loss on sale of shares	-	(162,798)
Changes in non-cash working capital:		
Amounts receivable	269	(206)
Accounts payable and accrued liabilities	1,219	1
	(21,683)	(23,348)
Investing activity		
Proceeds from sale of shares	-	246,798
Financing activity		
Exercise of options	31,700	-
Exercise of warrants	-	182,000
Increase (Decrease) in cash	(10,017)	405,952
Cash, beginning of year	508,469	102,517
Cash, end of year	518,486	508,469

See notes to financial statements

1. Nature and Continuance of Operations

The company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

The company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently considering opportunities in the biotechnology field.

2. Significant Accounting Policies

(a) Mineral Properties and Deferred Costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

(c) Stock option plan

The company has no formal stock-based compensation plan. Options are granted periodically by the directors and compensation expense is recognized when stock or stock options are issued using the fair value method. Any consideration paid by directors, employees or consultants on exercise of stock options or purchase of stock is credited to share capital. No stock options were issued during the years ended April 30, 2004 and 2005.

(d) Translation of foreign currency

The Company's Australian operations are considered to be integrated operations for the purposes of foreign currency translation. Amounts stated in Australian dollars are translated into Canadian dollars by translating monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statement of operations and deficit.

(e) Income taxes

Effective January 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

The implementation of the new recommendation, which was applied retroactively, has had no effect on these consolidated financial statements.

2. **Significant Accounting Policies *(continued)***

(f) **Use of estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(g) **Investments**
The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. **Exploration Agreements**

CANADA
YUKON TERRITORY

Aurex Property
Mayo Mining District

The Company had a 100% interest in this property, which consists of 155 mineral claims.

On August 16 2001, the Company agreed with StrataGold Corporation (then Expatriate Resources) to accept $84,000 to be paid by the issue of 600,000 common shares in StrataGold as final settlement for the property.

Gtech International Resources Limited retains a 1.5% royalty on the project which StrataGold may purchase at any time for $1 million.

Revenue Creek Area
Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company on January 16 2002, the Company agreed to accept 200,000 common shares in ATAC Resources Limited and a cash payment of $5,000 in final settlement of the cash component for the transfer of the project.

Gtech International Resources Limited retains a 2% net smelter royalty (NSR) of which ATAC can purchase a 1.5% NSR from the Company for $600,000.

4. Share Capital

Authorized

Unlimited number of common shares without nominal or par value

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2003	3,709,667	$ 4,638,710
Exercise of warrants on May 9, 2003	1,300,000	182,000
Balance, April 30, 2004	5,009,667	$4,820,710
Exercise of options on February 3, 2005	158,500	31,700
Balance, April 30, 2005	5,168,167	4,852,410

Stock Options Outstanding

At April 30, 2005, stock options are outstanding to purchase 130,000 shares at $0.38 per share which expire on May 22, 2006.

Warrants Outstanding

As at 30 April 2005 there were no warrants outstanding.

5. Related Party Transactions

The Company is a subsidiary of Genetic Technologies Limited, which owns 3,918,499 shares of the Company representing 75.82% (2004 - 78.22%) of the Company's outstanding shares. There were no related party transactions during the year:

6. Income Tax Benefits

For income tax purposes, unclaimed exploration and development expenses total approximately $1.9 million. These amounts are available to be deducted against future taxable income, the future benefit of which has not been recorded in the accounts. In addition, the company has non-capital loss carry-forwards of $223,085 (2004 - $303,785) which are available to reduce future taxable income and which expire as follows:

	2005	2004
2005	$ -	$ 103,871
2006	73,476	73,476
2007	68,695	68,695
2008	-	-
2009	32,439	32,439
2010	25,304	25,304
2011	23,171	-
	$ 223,085	$ 303,785

7. Earnings (Loss) per share

Earnings (Loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

8. Subsequent Events

There have been no significant events since the end of the financial period.

Gtech International Resources Limited

Annual Management Discussion and Analysis

(Form 51-102F1)
For the year ended April 30, 2005

The following discussion of the results and financial position of the Company for the year ended April 30, 2005 should be read in conjunction with the information provided in the audited financial statements of the Company for the financial years ended April 30, 2005 and 2004 and the material herein as of June 29, 2005.

Description of Business

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company. The Company realised all its listed securities during the financial year ended 30 April 2004 and now holds the majority of its assets in cash deposits.

The Directors anticipate that once they have identified a suitable biotechnology project that they may call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The Company still has a 1.5% net smelter royalty on the Aurex Property which StrataGold Corporation Limited may purchase at any time for C$1m.

Selected Annual Information

The following table sets forth selected financial information of the Company as at the end of each of the last three financial years up to and including 30 April 2005. The financial information is derived from the Financial Statements of the Company which were audited by De Visser Gray, Chartered Accountants. Accounting policies are listed in Note 2 of the Financial Statements of the Company as at 30 April 2005. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

	2005	2004	2003
		$	$
Total revenues	9,496	168,834	1,100
Income or loss before discontinued operations and extraordinary items	(23,171)	140,121	(28,554)
Net income or loss	(23,171)	140,121	(28,554)
Net income (loss) per share	(0.004)	0.03	(0.01)
Fully diluted net loss per share		0.03	(0.01)
Total assets	518,486	508,738	186,580
Working capital	518,486	505,501	183,380

	2005	2004	2003
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per share for each class of share	Nil	Nil	Nil

Results of Operations

The Company reported a net loss for the fiscal year ended April 30, 2005 of $23,171 compared to a net profit of $140,121 for the fiscal year ended April 30, 2004. Total expenses for the fiscal year ended April 30, 2005 were $32,667 compared to the fiscal year ended April 30, 2004 of $28,713. There were costs of $Nil in the fiscal ended April 30, 2005 compared to $Nil incurred in the fiscal year ended April 30, 2004 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the fiscal year ended April 30, 2005 consisted of interest received of $9,496 compared to the fiscal year ended April 30, 2004 of $6,036. In the fiscal year ended April 30, 2005 the company received $Nil from the proceeds of sale of securities compared to $246,798 in the fiscal year ended April 30, 2004.

Summary of Quarterly Results

The following table sets forth a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2005. Financial information is prepared according to Canadian GAAP and is reported in Canadian $.

Quarter Ended	Total Revenues	Net Income (Loss)(1)	Net income (loss) per share
April 30, 2005	2,434	(5,053)	(0.0009)
January 31, 2005	2,441	(1,797)	(0.0003)
October 31, 2004	2,350	(10,499)	(0.0021)
July 31, 2004	2,271	(5,822)	(0.0091)
April 30, 2004	2,531	(5,798)	(0.0012)
January 31, 2004	110,016	110,810	0.0221
October 31, 2003	55,325	34,815	0.0069
July 31, 2003	961	294	0.0001

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2003, 2004 and 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity

As at April 30, 2005, the Company had cash on hand of $518,486, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited should the need for additional capital be required.

Financings, Principal Purposes and Milestones

There were no financings during the fiscal years ended April 30, 2005 and 2004.

On June 4, 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the fiscal year ended April 30, 2005 the Company incurred expenses amounting to C$Nil (April 30, 2004 - $Nil) in relation to pursuing biotechnology business opportunities. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Fiscal year ended April 30, 2005	Fiscal year ended April 30, 2004
Balance of proceeds from May 2001 private placement	27,062	27,062
Amount applied towards seeking biotechnology opportunities during the period	-	-
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the fiscal year ended April 30, 2005 on seeking biotechnology opportunities	27,062	27,062

Directors and Officers

Dr Mervyn Jacobson	Chairman, Director and CEO
Ian A Dennis	Director, President, Secretary and CFO
Fred Bart	Director
Elizabeth Sy	Director (Appointed 2 July 2004)
Arthur James McFaull	Director (Resigned 2 July 2004)

The Company is dependent on a small number of key directors and officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

Transactions with Related Parties

Genetic Technologies Limited owns 3,918,499 shares in the Company representing 75.82% (2004 - 78.22%) of the Company's outstanding shares. Dr Mervyn Jacobson and Fred Bart are directors of both Gtech International Resources Limited and Genetic Technologies Limited. Ian Dennis is a director of Gtech International Resources Limited and Company Secretary of Genetic Technologies Limited. On February 3, 2005 Ian Dennis exercised 120,000 options at 20 cents each by paying C$24,000 and Fred Bart exercised 38,500 options at 20 cents each by paying C$7,700.

Fourth Quarter

Revenue for the quarter ended April 30, 2005 consisted of interest received of $2,434 (2004 - $2,531. The net loss for the quarter ended April 30, 2005 was $5,053 (2004 - $5,798).

As at April 30, 2005, the Company had cash at bank of $518,486 (2003 - $508,469) which is being held for possible future acquisitions in the biotechnology field.

Other Information

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Outstanding Share Data as at date of the Report

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of Shares	Amount
Balance, April 30, 2004	5,009,667	$4,820,710
Add		
Exercise of directors options on February 3, 2005 at C$0.20 each	158,500	31,700
Balance, April 30, 2005	5,168,167	$4,852,410

Summary of options outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options	130,000	0.38	May 22, 2006

As at the date of this report there are no warrants or other convertible securities outstanding.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements.

BY ORDER OF THE BOARD

"Ian A Dennis"

Ian A Dennis
President, Director and CFO

"Dr Mervyn Jacobson"

Dr Mervyn Jacobson
Chairman, Director and CEO

Form 52-109FT1
Certification of Annual Filings

I, Ian A. Dennis, being a Director, President, Secretary and Chief Financial Officer of Gtech International Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending 30 April 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 29, 2005

"*Ian A. Dennis*"
Director, President, Secretary and Chief Financial Officer
Gtech International Resources Limited

Form 52-109FT1
Certification of Annual Filings

I, Dr. Mervyn Jacobson, being a Director, Chairman and Chief Executive Officer of Gtech International Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending 30 April 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 29, 2005

"*Dr. Mervyn Jacobson*"
Director, Chairman and Chief Executive Officer
Gtech International Resources Limited

Exemption No. 82-3119

GTECH INTERNATIONAL RESOURCES LIMITED
P.O. Box 115
Fitzroy
Victoria, 3065 Australia
Tel: (612) 9233-5015
Fax: (612) 9232-5313

August 5, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mobilieres du Quebec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunvaut
TSX Venture Exchange

Dear Sirs:

Re: Notice of Meeting and Record Dates Under National Instrument 54-101

In accordance with subsection 2.2(2) of National Instrument 54-101, we advise you of the following in connection with an Annual Meeting of the Shareholders for Gtech International Resources Limited.:

1.	Meeting Type	: Annual
2.	Class of Securities Entitled to Receive Notice	: Common
3.	CUSIP #	: 36238L-10-1
5.	Record Date for Notice	: September 9, 2005
6.	Record Date for Voting	: September 9, 2005
7.	Beneficial Ownership Determination Date	: September 9, 2005
8.	Meeting Date	: October 27, 2005
9.	Meeting Location	: Fitzroy, Victoria, Australia
10.	Business	: Routine

Yours truly,

GTECH INTERNATIONAL RESOURCES LIMITED

"*Thomas G. Howitt*"
President

Exemption No. 82-3771.

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Corporation")

STOCK OPTION PLAN

1. INTERPRETATION

1.1 Defined Terms - For the purposes of this Plan, the following terms shall have the following meanings:

(a) **"Associate"** shall have the meaning ascribed to such term in the British Columbia *Securities Act*, as amended from time to time;

(b) **"Board"** means the Board of Directors of the Corporation;

(c) **"Change in Control"** means :

(i) a takeover bid (as defined in the British Columbia *Securities Act*, which is successful in acquiring Shares of the Corporation;

(ii) the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation;

(iii) the sale of all or substantially all the assets of the Corporation;

(iv) the sale, exchange or other disposition of a majority of the outstanding Shares of the Corporation in a single or series of related transactions;

(v) the dissolution of the Corporation's business or the liquidation of its assets;

(vi) a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation's shareholders receive less than 51% of the outstanding shares of the new or continuing Corporation; or

(vii) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d) **"Committee"** means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(e) **"Consultant"** means an individual or Consultant Company, other than an Employee or director of the Corporation, that:

(i) is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or a Related Company, other than services

provided in relation to a distribution;

(ii) provides the services under a written contract between the Corporation or a Related Company and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Company; and

(iv) has a relationship with the Corporation or a Related Company that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(f) **"Consultant Company"** means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(g) **"Corporation"** means Gtech International Resources Limited, a company incorporated under the laws of British Columbia;

(h) **"Date of Grant"** means the date on which a grant of an Option is effective;

(i) **"Disability"** means a medically determinable physical or mental impairment expected to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(j) **"Disinterested Shareholder Approval"** means an ordinary resolution approved by a majority of the votes cast by all shareholders of the Corporation at a shareholders' meeting, excluding votes attaching to the Shares beneficially owned by Insiders to whom Options may be issued under the Plan and Associates of those persons;

(k) **"Effective Date"** means the effective date of this Plan, which is the day of its approval by the shareholders of the Corporation;

(l) **"Eligible Persons"** means:

(i) an Employee, senior officer or director of the Corporation or any Related Company,

(ii) a Management Company Employee;

(iii) a Consultant or a Consultant Company, or

(iv) an issuer, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i) above;

(m) **"Employee"** means:

(i) an individual who is considered an employee under the *Income Tax Act* (i.e. for whom income tax, employment insurance and CPP deductions must be

made at source),

(ii) an individual who works full-time for the Corporation or a Related Company, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Related Company over the details and methods of work as an employee of the Corporation or a Related Company, but for whom income tax deductions are not made at source,

(iii) an individual who works for the Corporation or a Related Company, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Related Company over the details and methods of work as an employee of the Corporation or a Related Company, but for whom income tax deductions are not made at source,

(n) **"Exchange Act"** means the United States *Securities Exchange Act of 1934*, as amended;

(o) **"Fair Market Value"** means where the Shares are listed for trading on a stock exchange or over the counter market, the last closing price of the Shares before the Date of Grant on the stock exchange or over the counter market which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the TSX Venture Exchange the "fair market value" shall not be lower than the last closing price of the Shares before the Date of Grant less the maximum discount permitted under the policies of the TSX Venture Exchange;

(p) **"Guardian"** means the guardian, if any, appointed for an Optionee;

(q) **"Insider"** shall have the meaning ascribed to such term in the British Columbia *Securities Act*, as amended from time to time;

(r) **"Investor Relations Activities"** means any activities or oral written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A) to promote the sale of products or services of the Corporation, or

(B) to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of

(A) applicable securities laws,

(B) rules and policies of the TSX Venture Exchange or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A) the communication is only through the newspaper, magazine or publication and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the TSX Venture Exchange;

(s) **"Management Company Employee"** means an individual employed by a Person providing management services to the Corporation if the individual is not induced to purchase by expectation of employment or continued employment with either the Corporation or the Person providing the management services, which management services are required for the ongoing successful operation of the business enterprise of the Corporation but excluding a person or company engaged in Investor Relations Activities;

(t) **"Option"** means an option to purchase Shares granted pursuant to the terms of this Plan;

(u) **"Option Price"** means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(v) **"Optionee"** means a person to whom an Option has been granted;

(w) **"Person"** means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(x) **"Plan"** means this Stock Option Plan of the Corporation;

(y) **"Qualified Successor"** means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(z) **"Related Company"** shall mean a company which is an affiliate of the Corporation as the term "affiliate" is defined in Section 1(2) of the British Columbia *Securities Act,* as amended from time to time;

(aa) **"Shares"** means the common shares in the capital of the Corporation;

(bb) **"Stock Option Certificate"** means a written certificate from the Corporation to an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan; and

(cc) **"Term"** means the period of time during which an Option may be exercised.

2. STATEMENT OF PURPOSE

2.1 Principal Purposes - The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

2.2 Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3. ADMINISTRATION

3.1 Board or Committee - The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2 below.

3.2 Appointment of Committee - The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, then the Board shall administer the Plan.

3.3 Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him).

3.4 **Powers of Committee** - Any Committee appointed under Section 3.2 above shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board:

(a) administration of the Plan in accordance with its terms;

(b) determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c) correction of any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d) prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e) determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f) with respect to the granting of Options:

(i) determination of the Eligible Persons to whom Options shall be granted, based on the eligibility criteria set out in this Plan,

(ii) determination of the terms and provisions of the Stock Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Stock Option Certificate),

(iii) amendment of the terms and provisions of an Stock Option Certificate, provided the Board obtains:

(A) the consent of the Optionee; and

(B) the approval of any stock exchange on which the Corporation is listed,

(iv) determination of when Options shall be granted,

(v) determination of the number of Shares subject to each Option, and, where applicable, whether or not to grant Options for the issuance of flow-through Shares,

(vi) determination of the vesting schedule, if any, for the exercise of such Option, and

(g) other determinations necessary or advisable for administration of the Plan.

3.5 **Obtain Approvals** - The Board will obtain any regulatory or shareholder approvals which may

be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6 Administration by Committee - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee's administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4. ELIGIBILITY

4.1 Eligibility for Options - Options may be granted to any Eligible Person. In accordance with the policies of the TSX Venture Exchange in effect as at the date of establishment of the Plan by the Board, the grant of Options under the Plan is subject to the following limitations:

(a) the aggregate number of Shares reserved for issuance pursuant to the Plan, shall not exceed 5% of the issued Shares (determined at the Date of Grant of an Option) to any one Eligible Person in a 12 month period, unless the Corporation is a Tier 1 Issuer under the policies of the TSX Venture Exchange and has obtained the requisite disinterested shareholder approval;

(b) the aggregate number of Options which may be granted to any one Consultant in any 12 month period shall not exceed 2% of the issued Shares at the Date of Grant of the Option to such Consultant; and

(c) the aggregate number of Options which may be granted to persons employed to provide Investor Relations Activities shall not exceed 2% of the issued Shares at the Date of Grant of such Option.

4.2 Insider Eligibility for Options - Notwithstanding Section 4.1 hereof, grants of Options to Insiders shall be subject to the policies of the TSX Venture Exchange.

4.3 No Violation of Securities Laws - No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5. SHARES SUBJECT TO THE PLAN

5.1 Number of Shares - The maximum number of Shares issuable under the Plan is that number which is equal to 10% of the issued capital of the Corporation on a non-diluted basis as at the Date of Grant of any Option, on a rolling basis which includes 288,500 Shares which are reserved for issue for outstanding stock options granted up to the time of the adoption of this Plan by the Board. The Committee, from time to time, may grant Options to purchase Shares under the Plan to be made available from authorized, but unissued, Shares. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2 Decrease in Number of Shares Subject to Plan - Upon exercise of an Option, the maximum number of Shares available for issuance under the Option shall decrease by the number of Shares as to

which the Option was exercised, however the number of Shares purchased on exercise of the Option shall not again be available for the purposes of the Plan.

5.3 **Expiry of Option** - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.4 **Reservation of Shares** - The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6. OPTION TERMS

6.1 **Stock Option Certificate** - With respect to each Option to be granted to an Optionee, the Board shall specify the following terms in the Stock Option Certificate issued by the Corporation to the Optionee:

(a) the number of Shares subject to option pursuant to such Option;

(b) the Date of Grant;

(c) the Term, provided that the length of the Term shall in no event be greater than five years following the Date of Grant, except, if the Corporation is designated as "Tier 1" listed company by the TSX Venture Exchange, then the Term shall be no greater than ten years following the Date of Grant for all Optionees;

(d) the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e) subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f) if the Optionee is an Employee, Consultant or Management Company Employee, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a Related Company; and

(g) such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2 **Vesting of Options** - The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a) permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b) permit full vesting after a stated period of time has passed from the Date of Grant;

provided that, with respect to Options issued to Consultants performing Investor Relations Activities, such Options must vest in stages over 12 months from the Date of Grant with no more than one quarter of the Options vesting in any three month period.

6.3 Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the TSX Venture Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Corporation at the time of the proposed reduction in the Option Price.

6.4 Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7. EXERCISE OF OPTION

7.1 Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Stock Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Corporation at its principal place of business.

7.2 Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Board or Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board or Committee, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board or Committee also may require such other documentation as may from time to time be necessary to comply with United States' federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

7.3 Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4 Issuance of Share Certificates - Not later than the third business day after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

8. TRANSFERABILITY OF OPTIONS

8.1 Non-Transferable - Except as provided otherwise in this Section 8, Options are non-

assignable and non-transferable.

8.2 **Death of Optionee** - Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Corporation or any Related Company, terminates as a result of his or her death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the date of such death and the expiry of the Term of the Option.

8.3 **Disability of Optionee** - If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Corporation or any Related Company, is terminated by reason of such Optionee's Disability, any Option held by such Optionee that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, for a period of 90 days following the termination of service of such Optionee except where the Optionee is engaged in Investor Relations Activities, in which case it shall be for a period of 30 days following the termination of service of such Optionee providing Investor Relations Activities. If such Optionee dies within that 90 or 30 day period (as applicable), any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of one year following the death of such Optionee and the expiry of the Term of the Option.

8.4 **Vesting** - Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5 **Deemed Non-Interruption of Employment** - Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee's right to reemployment with the Corporation or any Related Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee's reemployment is not so guaranteed, then his or her employment shall be deemed to have terminated on the ninety-first day of such leave.

9. TERMINATION OF OPTIONS

9.1 **Termination of Options** - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a) the termination date specified for such Option in the Stock Option Certificate;

(b) where the Optionee's position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Related Company or as a Management Company Employee is terminated for just cause, the date of such termination for just cause;

(c) where the Optionee's position as an Employee, a Consultant, a director or a senior

officer of the Corporation or any Related Company or as a Management Company Employee (other than a person employed to provide Investor Relations Activities), terminates for a reason other than the Optionee's Disability, death, or termination for just cause, not more than 90 days after such date of termination, or in the case of a person employed to provide Investor Relations Activities, not more than 30 days after such termination; PROVIDED that if an Optionee's position changes from one of the said categories to another category, such change shall not constitute termination for the purpose of this subsection 9.1(c); and

(d) the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2 Lapsed or Cancelled Options - If Options are cancelled, surrendered, terminated or have expired without being exercised in whole or in part, new Options may be granted under the Plan covering the Shares not purchased under such lapsed Options. If an Option has been cancelled and, within one year, the Corporation grants a new Option to the same Optionee, the granting of the new Option is subject to the terms and conditions of the policies of the TSX Venture Exchange.

10. ADJUSTMENTS TO OPTIONS

10.1 Alteration in Capital Structure - If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX Venture Exchange or any other stock exchange having authority over the Corporation or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2 Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 Acceleration on Change of Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4 Acceleration of Date of Exercise - The Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5 Determinations to be Made By Board - Adjustments and determinations under this Section 10 shall be made by the Board, whose decisions as to the adjustments or determination which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6 **<u>Effect of a Take-over</u>** - If a *bona fide* offer (the "Offer") for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of section 92 of the British Columbia *Securities Act*, as amended from time to time, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") to the Offer. If:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares.

11. TERMINATION AND AMENDMENT OF PLAN

11.1 **<u>Power of Board to Terminate or Amend Plan</u>** - Subject to the acceptance of the TSX Venture Exchange, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, the Board may not do any of the following without obtaining, within 12 months either before or after the Board's adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of the Corporation present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, and, where required, by way of Disinterested Shareholder Approval, or by the written consent of the holders of a majority of the securities of the Corporation entitled to vote:

(a) increase the aggregate number of Shares which may be issued under the Plan;

(b) materially modify the requirements as to eligibility for participation in the Plan; or

(c) materially increase the benefits accruing to participants under the Plan,

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result in the changes in the policies of the TSX Venture Exchange relating to incentive stock options, without obtaining the approval of the Corporation's shareholders.

11.2 <u>No Grant During Suspension of Plan</u> - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

11.3 <u>**Annual Approval by Shareholders**</u> – This Plan is subject to approval by the shareholders of the Company at each annual general meeting of the Corporation. If the Plan is not approved by the shareholders at any annual general meeting of the Corporation, then the Plan shall continue with respect to all Options then outstanding, however, the Committee shall not grant any new Options under the Plan until such time as the Plan is approved by the shareholders.

12. CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1 <u>**Compliance with Laws**</u> - Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States' state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares.

13. USE OF PROCEEDS

13.1 <u>Use of Proceeds</u> - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14. NOTICES

14.1 <u>Notices</u> - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; telefaxed, in which case notice shall be deemed to have been duly given on the date the telefax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15. MISCELLANEOUS PROVISIONS

15.1 <u>No Obligation to Exercise</u> - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2 <u>No Obligation to Retain Optionee</u> - Nothing contained in this Plan shall obligate the Corporation or any Related Company to retain an Optionee as an employee, officer, director, or

15.4 **Use of Terms** - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5 **Headings** - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6 **No Representation or Warranty** - The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

16. EFFECTIVE DATE OF PLAN

16.1 **Effective Date of Plan** - This Plan shall be effective the day of its approval by the shareholders of the Corporation.

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President

Date approved by the Board of Directors of the Corporation:	September 12, 2003
Date approved by the Shareholders of the Corporation:	September 12, 2003
Date approved by the TSX Venture Exchange:	October 22, 2003